

Mail Stop 4720

February 14, 2018

Brad S. Elliott
Chairman and Chief Executive Officer
Equity Bancshares, Inc.
7701 East Kellogg Drive, Suite 300
Wichita, KS 67207

Re: Equity Bancshares, Inc.
Registration Statement on Form S-4
Filed February 8, 2018
File No. 333-222931

Dear Mr. Elliott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services